14047197

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

CM

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** AND ENDING **12/31/13**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
31 West 52nd St., 22nd Floor
(No and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanne Vicari **(212) 380-2650**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP
(Name – *if individual, state last, first, middle name*)

1475 Franklin Ave	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/20/14

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Centerview Partners LLC, as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Vice President & Chief Operating Officer

Subscribed and sworn to before me
this 24th day of February, 2014

Notary Public

EMILY VIRGINIA WITTMANN
Notary Public, State of New York
No. 01WI6263733
Qualified in New York County
Commission Expires 06/11/2016

This report contains (check all applicable boxes):

[x]	(a)	Facing Page.
[x]	(b)	An Oath or Affirmation.
[x]	(c)	Statement of Financial Condition.

CENTER VIEW PARTNERS

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

JEANNE VICARI, VICE PRESIDENT & COO

Direct: (212) 380-2644 Fax: (212) 380-2645
jvicari@centerviewpartners.com

February 26, 2014

U.S. Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, DC 20549

Re: Centerview Partners LLC
December 31, 2013 Audited Financials
CRD #: 133796
SEC#: 8-66774

To Whom It May Concern,

Enclosed please find two copies of the audited Financial Statements and Supplementary Schedules as of December 31, 2013 for Centerview Partners LLC. As Centerview Partners LLC is not a public company, we respectfully request that the full sets of financial statements for the year ended December 31, 2013 be treated as confidential in accordance with section (e)(3) of Rule 17a-5. Two copies of the audited Statement of Financial Condition (separately bound) have been enclosed for your public records.

If I can be of any assistance please do not hesitate to contact me at (212) 380-2644. Thank you for your attention in this matter.

Sincerely,

Jeanne Vicari

Jeanne Vicari

Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

New York City Office:
1359 Broadway, Suite 1203
New York, NY 10018
Phone: (212) 607-5900
Fax: (212) 683-5121

Report of Independent Registered Public Accounting Firm

To the Executive Committee and
Members' of Centerview Partners LLC

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Centerview Partners LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Frankel + Starr, Certified Public Accountants, LLP

Garden City, New York
February 24, 2014

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
(Dollars in 000's)

ASSETS

Cash and cash equivalents	$ 66,295
Accounts receivable	2,230
Due from related party	1,346
Property and equipment, net	446
Other assets	174
Total assets	$ 70,491

LIABILITIES AND MEMBERS' CAPITAL

Deferred revenue	$ 667
Accounts payable, accrued expenses and other liabilities	72
Total liabilities	739
Members' capital	69,752
Total liabilities and members' capital	$ 70,491

The accompanying notes are an integral part of this financial statement.

CENTERVIEW PARTNERS LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LP (the "Parent" or "Member"), together with the Parent and its subsidiaries (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management believes that estimates utilized in preparation of this financial statement are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

NOTE 3 – CONCENTRATION OF RISK

Cash and cash equivalents

During the year ended December 31, 2013, bank account balances exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2013, the bank balances exceeded the insured FDIC limit by approximately $66,045,000.

NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Borrowings, which are net of advances, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party.

The Company is party to an Expense Sharing Agreement with its Parent. Under the terms of this agreement, the Parent pays all rent and other charges related to the New York City premises, owns all fixed assets located in New York City and records all depreciation and amortization.

NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2013:

Leasehold improvements	$ 108,000
Furniture and equipment	812,000
	920,000
Less: Accumulated depreciation and amortization	(474,000)
Net book value	$ 446,000

NOTE 6 – INCOME TAXES

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740 *"Income Taxes"*. Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2013, the Company did not have uncertain tax positions with respect to income based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of approximately $65,556,000 which exceeded the requirement of $100,000 by $65,456,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was approximately 0.001:1.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statement.